RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Amendment Dated January 3, 2012 to the
Pricing Supplement Dated December 28, 2011

Product Prospectus Supplement ERN-EI-1 Dated January 28,
2011, Prospectus Dated January 28, 2011, and
Prospectus Supplement Dated January 28, 2011

$2,175,000 Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014 Royal Bank of Canada

Royal Bank of Canada is offering the Allocation Optimizer Notes (the “Notes”) linked to the performance of a basket comprised of the S&P 500® Index, the S&P Midcap 400® Index, and the Russell 2000® Index (the “Basket”). On the Valuation Date, the best performing index will be given a basket weight of 60%, the second best performing index will be given a basket weight of 30%, and the worst performing index will be given a basket weight of 10%.

The CUSIP number for the Notes is 78008TF66. At maturity, the Notes will pay an amount that may be greater than or less than the principal amount, based on the Percentage Change of the Basket as of the Valuation Date, which will be based on the basket weightings described above. Any payments on the Notes are subject to our credit risk.

Issue Date: January 3, 2012
Maturity Date: December 31, 2014
The Notes will not be listed on any U.S. securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P6 below, page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 28, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$2,175,000.00
Underwriting discounts and commissions	0.25%	$5,437.50
Proceeds to Royal Bank of Canada	99.75%	$2,169,562.50

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $2.50 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of $2.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  The price of the Notes also included a profit of $15.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total commission received by RBCCM, which included concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $17.50 per $1,000 in principal amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:
The Notes are linked to a basket comprised of three equity indices (each, a “Reference Index,” and collectively, the “Reference Indices”). The weighting of the Basket will be based on the performance of each of the Reference Indices from the Pricing Date to the Valuation Date, and will be determined on the Valuation Date as follows:

•      The weight of the best performing Reference Index will be 60%.

•      The weight of the second best performing Reference Index will be 30%.

•      The weight of the worst performing Reference Index will be 10%.

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	December 28, 2011

Issue Date:	January 3, 2012

CUSIP:	78008TF66

Valuation Date:	December 26, 2014

Maturity Date:	December 31, 2014, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 28, 2011.

Term:	Three (3) years

Payment at Maturity (if held to maturity):	At maturity, the investor will receive an amount per $1,000 principal amount per Note equal to: Principal Amount + (Principal Amount x Percentage Change)

Percentage Change:	(Index Return of the best performing Reference Index x 60%) + (Index Return of the second best performing Reference Index x 30%) + (Index Return of the worst performing Reference Index x 10%)

Index Return:	For each Reference Index, the Index Return, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

RBC Capital Markets, LLC
P2

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

The Basket:	Reference Index	Ticker	Initial Level(1)

	The S&P 500® Index (the “SPX”)	SPX	1249.64

	The S&P Midcap 400® Index (the “MID”)	MID	871.34

	The Russell 2000® Index (the “RTY”)	RTY	735.21

	(1) The closing level of the applicable Reference Index on the Pricing Date

Final Level:	For each Reference Index, the closing level of that Reference Index on the Valuation Date.

Principal at Risk:	The Notes are NOT principal protected. You will lose one percent of the principal amount of your notes for each 1% that the Percentage Change of the Basket is less than 0%.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 28, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC
P3

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Index Returns and hypothetical Percentage Changes of the Basket used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final level of any Reference Index on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1— Calculation of the Payment at Maturity when all Index Returns are positive:

Reference Index	Index Return	Weight

The SPX	15%	30%

The MID	20%	60%

The RTY	5%	10%

Percentage Change = (20% x 60%) + (15% x 30%) + (5% x 10%) = 17%

Payment at Maturity = $1,000 + ($1,000 x 17%) = $1,170

Because the Index Return of the MID is the highest, it is weighted at 60%; because the Index Return of SPX is second highest, it is weighted at 30%; and because the Index Return of RTY is the lowest, it is weighted at 10%. Therefore the hypothetical Percentage Change would be 17% and the hypothetical Payment at Maturity would be $1,170 per $1,000 in principal amount of the Notes.

Example 2— Calculation of the Payment at Maturity when all Index Returns are negative:

Reference Index	Index Return	Weight

The SPX	-5%	60%

The MID	-30%	10%

The RTY	-15%	30%

Percentage Change = (-5% x 60%) + (-15% x 30%) + (-30% x 10%) = -10.50%

Payment at Maturity = $1,000 + ($1,000 x -10.50%) = $895

Because the Index Return SPX is the highest, it is weighted at 60%; because the Index Return of RTY is second highest, it is weighted at 30%; and because the Index Return of MID is the lowest, it is weighted at 10%. Therefore the hypothetical Percentage Change would be -10.50% and the hypothetical Payment at Maturity would be $895 per $1,000 in principal amount of the Notes.

RBC Capital Markets, LLC
P4

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

Example 3— Calculation of the Payment at Maturity when Index Returns are mixed, with one negative Index Return offsetting two positive Index Returns:

Reference Index	Index Return	Weight

The SPX	-40%	10%

The MID	2%	30%

The RTY	4%	60%

Percentage Change = (4% x 60%) + (2% x 30%) + (-40% x 10%) = -1%

Payment at Maturity = $1,000 + ($1,000 x -1%) = $990

Because the Index Return of RTY is the highest, it is weighted at 60%; because the Index Return of MID is second highest, it is weighted at 30%; and because the Index Return of SPX is the lowest, it is weighted at 10%. Therefore the hypothetical Percentage Change would be -1% and the hypothetical Payment at Maturity would be $990 per $1,000 in principal amount of the Notes.

Example 4— Calculation of the Payment at Maturity when Index Returns are mixed, with one positive Index Return offsetting two negative Index Return:

Reference Index	Index Return	Weight

The SPX	15%	60%

The MID	-15%	30%

The RTY	-20%	10%

Percentage Change = (15% x 60%) + (-15% x 30%) + (-20% x 10%) = 2.50%

Payment at Maturity = $1,000 + ($1,000 x 2.50%) = $1,025

Because the Index Return of SPX is the highest, it is weighted at 60%; because the Index Return of MID is second highest, it is weighted at 30%; and because the Index Return of RTY is the lowest, it is weighted at 10%. Therefore the hypothetical Percentage Change would be 2.50% and the hypothetical Payment at Maturity would be $1,025 per $1,000 in principal amount of the Notes.

RBC Capital Markets, LLC
P5

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

RISK FACTORS

An investment in the Notes entails other risks not associated with an investment in conventional debt securities. You should carefully review the detailed explanation of the risks relating to the Notes under the section “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and under “Risk Factors” in the prospectus supplement and prospectus. In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the Notes.

•	Your investment in the Notes will result in a loss if the Percentage Change of the Basket is negative.

•	The Notes do not pay interest and your return may be lower than the return on a conventional debt security of comparable maturity.

•	There may not be an active trading market for the Notes—sales in the secondary market may result in significant losses.

•	The market value of your Notes may be influenced by many unpredictable factors.

•	Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.

•
Increases in the level of one or more Reference Indices may be offset by decreases in the level of one or more other Reference Indices.  Even though the Reference Index with the highest percentage change will have the greatest basket weighting, your investment will still result in a loss if the level of all of the Reference Indices decreases, or if the positive performance of the best performing Reference Index is not sufficient to offset the performance of the other Reference Indices.

•
The performance of the Reference Indices may be highly correlated.  Since each Reference Index tracks a subset of the U.S. equities market, a decrease in the level of one Reference Index may also coincide with a decrease in the level of the other Reference Indices.

•
The amount to be paid at maturity will not be affected by all developments relating to the Reference Indices.  only the levels of the Reference Indices as of the valuation date will be used to determine your return on the Notes.

•	Changes that affect the composition or level of a Reference Index may affect the market value of the Notes and the amount you will receive at maturity.

•
Trading and other transactions by royal bank or its affiliates in the Reference Indices or their components, futures, options, exchange-traded funds or other derivative products may adversely affect the market value of the Notes.

•	The inclusion in the purchase price of the Notes of a selling concession and of our cost of hedging our market risk under the Notes is likely to adversely affect the market value of the Notes.

•	We have no affiliation with the sponsor of any Reference Index, and will not be responsible for any actions taken by any such sponsor.

•	The business activities of Royal Bank or its affiliates may create conflicts of interest.

•	There are potential conflicts of interest between you and the calculation agent.

•	The historical performance of the Reference Indices should not be taken as an indication of their future performance.

RBC Capital Markets, LLC
P6

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-EI-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000380/m22111424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC
P7

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

INFORMATION REGARDING THE REFERENCE INDICES

All disclosures contained in this pricing supplement regarding the Reference Indices, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of the applicable index sponsors.  These index sponsors have no obligation to continue to publish, and may discontinue publication of, the Reference Indices. The consequences of the index sponsors discontinuing publication of the Reference Indices are discussed in the section of the product supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBC Capital Markets, LLC accepts any responsibility for the calculation, maintenance or publication of the Reference Indices or any successor index.

The SPX

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of December 27, 2011, 404 companies included in the SPX traded on the New York Stock Exchange, and 96 companies included in the SPX traded on The NASDAQ Stock Market. On December 27, 2011, the average market capitalization of the companies included in the SPX was $24.05 billion. As of that date, the largest component of the SPX had a market capitalization of $408.75 billion, and the smallest component of the SPX had a market capitalization of $1.53 billion.

S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of December 27, 2011, indicated in parentheses: Consumer Discretionary (10.66%); Consumer Staples (11.51%); Energy (12.28%); Financials (13.52%); Health Care (11.83%); Industrials (10.73%); Information Technology (18.99%); Materials (3.52%); Telecommunication Services (3.13%); and Utilities (3.83%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.

S&P calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While S&P currently employs the following methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

RBC Capital Markets, LLC
P8

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the SPX calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 5% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the SPX, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance of the SPX

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

RBC Capital Markets, LLC
P9

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The MID

The MID is intended to provide a benchmark for the performance of publicly traded mid-sized U.S. companies and represents approximately 7% of the U.S. equities markets. The MID tracks the stock price movement of 400 companies with mid-sized market capitalizations, ranging from US$1 billion to US$4.4 billion. The calculation of the level of the MID is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of June 28, 1991.

S&P chooses companies for inclusion in the MID with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. Relevant criteria employed by S&P include U.S. company status, a market capitalization range between $210 million and $7.06 billion, financial viability, adequate liquidity, and a public float of at least 50%, sector representation, and status as an operating company. Ten main groups of companies comprise the MID, with the approximate percentage of the market capitalization of the MID included in each group as of December 27, 2011 indicated in parentheses: Financials (20.64%); Information Technology (15.26%); Industrials (16.60%); Consumer Discretionary (13.06%); Health Care (10.04%); Energy (7.04%); Materials (6.76%); Utilities (5.84%) Consumer Staples (4.26%); and Telecommunication Services (0.50%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the MID to achieve the objectives stated above.

S&P calculates the MID by reference to the prices of the constituent stocks of the MID without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the MID constituent stocks and received the dividends paid on those stocks.

Computation of the MID

While S&P currently employs the following methodology to calculate the MID, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

RBC Capital Markets, LLC
P10

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

Historically, the market value of any component stock of the MID was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the MID halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the MID to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the MID did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the MID.

Under float adjustment, the share counts used in calculating the MID reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the MID calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the MID, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The MID is calculated using a base-weighted aggregate methodology. The level of the MID reflects the total market value of all 400 component stocks relative to the base date of June 28, 1991. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time.

The actual total market value of the component stocks on the base date of June 28, 1991 has been set to an indexed level of 100. This is often indicated by the notation June 28, 1991=100. In practice, the daily calculation of the MID is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the MID, it serves as a link to the original base period level of the MID. The index divisor keeps the MID comparable over time and is the manipulation point for all adjustments to the MID, which is index maintenance.

Index Maintenance of the MID

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the MID, and do not require index divisor adjustments.

RBC Capital Markets, LLC
P11

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

To prevent the level of the MID from changing due to corporate actions, corporate actions which affect the total market value of the MID require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the MID remains constant and does not reflect the corporate actions of individual companies in the MID. Index divisor adjustments are made after the close of trading and after the calculation of the MID closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the MID are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The RTY

Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the RTY.  The RTY was set to 135 as of the close of business on December 31, 1986. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by Russell without regard to the Notes.

Selection of Stocks Underlying the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.  For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

RBC Capital Markets, LLC
P12

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

An important criteria used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. In general, only one class of common stock of a company is eligible for inclusion in the RTY, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the RTY is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the RTY using the then existing market capitalizations of eligible companies. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the RTY on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

RBC Capital Markets, LLC
P13

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

As a capitalization-weighted index, the RTY reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the RTY. The current RTY level is calculated by adding the market values of the RTY’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 3,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the RTY. To calculate the RTY, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the RTY. In order to provide continuity for the RTY’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

License Agreements

The SPX and the MID

S&P and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use the SPX and the MID (the “S&P Indices”), in connection with securities, including the Notes. The SPX and the MID are owned and published by S&P.

The license agreement between S&P and Royal Bank provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P Indices to track general stock market performance. S&P's only relationship to Royal Bank is the licensing of certain trademarks and trade names of S&P and of the S&P Indices which are determined, composed and calculated by S&P without regard to Royal Bank or the Notes. S&P has no obligation to take the needs of Royal Bank or the owners of the Notes into consideration in determining, composing or calculating the S&P Indices. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500®," and “S&P MidCap 400®” are trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by Royal Bank. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

The RTY

Russell and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the Notes.

RBC Capital Markets, LLC
P14

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

Russell does not guarantee the accuracy and/or the completeness of the Reference Asset or any data included in the Reference Asset and has no liability for any errors, omissions, or interruptions in the Reference Asset. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the Reference Asset or any data included in the Reference Asset in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Reference Asset or any data included in the Reference Asset. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Reference Asset to track general stock market performance or a segment of the same. Russell’s publication of the Reference Asset in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the Reference Asset is based. Russell ' only relationship to Royal Bank is the licensing of certain trademarks and trade names of Russell and of the Reference Asset, which is determined, composed and calculated by Russell without regard to Royal Bank or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Reference Asset. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“Russell 2000®” and “Russell 3000®” are registered trademarks of Russell in the U.S. and other countries.

RBC Capital Markets, LLC
P15

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

HISTORICAL INFORMATION

The graph below sets forth the information relating to the historical performance of the Reference Indices. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of each of the Reference Indices. The information provided in this table is for the four calendar quarters of 2008, 2009 and 2010, the first, second and third quarters of 2011, and the period from October 1, 2011 through December 28, 2011.

We obtained the information regarding the historical performance of the Reference Indices in the charts below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Indices should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of any Reference Index. We cannot give you assurance that the performance of any of the Reference Indices will result in any positive return on your initial investment.

RBC Capital Markets, LLC
P16

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Index in ($)	Low Intra-Day Price of the Reference Index in ($)	Period-End Closing Price of the Reference Index in ($)
1/1/2008	3/31/2008	1,471.77	1,256.98	1,322.70
4/1/2008	6/30/2008	1,440.24	1,272.00	1,280.00
7/1/2008	9/30/2008	1,313.15	1,106.42	1,166.36
10/1/2008	12/31/2008	1,167.03	741.02	903.25

1/1/2009	3/31/2009	943.85	666.79	797.87
4/1/2009	6/30/2009	956.23	783.32	919.32
7/1/2009	9/30/2009	1,080.15	869.32	1,057.08
10/1/2009	12/31/2009	1,130.38	1,019.95	1,115.10

1/1/2010	3/31/2010	1,180.69	1,044.50	1,169.43
4/1/2010	6/30/2010	1,219.80	1,028.33	1,030.71
7/1/2010	9/30/2010	1,157.16	1,010.91	1,141.20
10/1/2010	12/31/2010	1,262.60	1,131.87	1,257.64

1/1/2011	3/31/2011	1,344.07	1,249.05	1,325.83
4/1/2011	6/30/2011	1,370.58	1,258.07	1,320.64
7/1/2011	9/30/2011	1,356.48	1,101.54	1,131.42
10/1/2011	12/28/2011	1,292.66	1,074.77	1,249.64

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
P17

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Index in ($)	Low Intra-Day Price of the Reference Index in ($)	Period-End Closing Price of the Reference Index in ($)
1/1/2008	3/31/2008	859.43	731.29	779.51
4/1/2008	6/30/2008	897.37	779.47	818.99
7/1/2008	9/30/2008	828.09	694.10	727.29
10/1/2008	12/31/2008	727.29	406.45	538.28

1/1/2009	3/31/2009	563.87	397.97	489.00
4/1/2009	6/30/2009	604.26	476.41	578.14
7/1/2009	9/30/2009	710.20	539.04	691.02
10/1/2009	12/31/2009	743.15	651.79	726.67

1/1/2010	3/31/2010	800.73	681.91	789.90
4/1/2010	6/30/2010	852.90	710.71	711.73
7/1/2010	9/30/2010	811.70	692.75	802.10
10/1/2010	12/31/2010	916.18	791.00	907.25

1/1/2011	3/31/2011	989.62	900.84	989.05
4/1/2011	6/30/2011	1,018.65	922.54	978.64
7/1/2011	9/30/2011	1,013.34	770.58	781.26
10/1/2011	12/28/2011	920.24	731.62	871.34

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
P18

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Index in ($)	Low Intra-Day Price of the Reference Index in ($)	Period-End Closing Price of the Reference Index in ($)
1/1/2008	3/31/2008	768.46	643.28	687.97
4/1/2008	6/30/2008	763.27	684.88	689.66
7/1/2008	9/30/2008	764.38	647.37	679.58
10/1/2008	12/31/2008	679.57	371.26	499.45

1/1/2009	3/31/2009	519.18	342.57	422.75
4/1/2009	6/30/2009	535.85	412.77	508.28
7/1/2009	9/30/2009	625.31	473.54	604.28
10/1/2009	12/31/2009	635.99	553.32	625.39

1/1/2010	3/31/2010	693.32	580.49	678.64
4/1/2010	6/30/2010	745.95	607.30	609.49
7/1/2010	9/30/2010	678.90	587.60	676.14
10/1/2010	12/31/2010	793.28	669.43	783.65

1/1/2011	3/31/2011	843.73	771.71	843.55
4/1/2011	6/30/2011	868.57	772.62	827.43
7/1/2011	9/30/2011	860.37	634.71	644.16
10/1/2011	12/28/2011	769.46	601.71	735.21

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
P19

Allocation Optimizer Notes Linked to a U.S. Equity Basket Due December 31, 2014

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about January 3, 2012, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBCCM will pay fees of up to $5.00 to one or more FINRA members for marketing services relating to this offering.

RBC Capital Markets, LLC
P20